Exhibit 99.8

NICE and IBM Partner to Enable Banks to Adopt Cloud-first Strategy for
Retaining Financial Communications Required for Regulatory Compliance

Integration of NICE Trading Recording Solution and IBM Cloud Object Storage allows secure storage of growing volumes of communications required for compliance with MiFID II and other regulations

Hoboken, N.J., June 18, 2018 – NICE (Nasdaq: NICE) today announced that it has partnered with IBM and completed a certified integration of its NICE Trading Recording (NTR) solution with IBM’s Cloud Object Storage. Financial services organizations worldwide are under mounting pressure from MiFID II, MAR, Dodd-Frank and FX Code of Conduct to store and retain large volumes of communications, as regulations mandate recording of greater numbers of regulated users, asset classes, channels and devices. The integration of the two technologies means financial institutions can now leverage best-of-breed compliance recording and compatible cloud storage to securely and cost effectively retain, and easily access, growing volumes of financial communications required for regulatory compliance.

Chris Wooten, Executive Vice President, NICE, said, “Regulations such as MiFID II are changing the game in many ways, first and foremost of which is the sheer quantity of communications that need to be recorded. The cloud’s ability to archive this large volume of trade communication data affords increased agility, security, flexibility, time and cost savings, and this is enticing more banks to adopt a cloud-first strategy for their critical data storage needs. We’re excited to partner with IBM to integrate our best-of-breed NTR and Cloud Object Storage solutions so our customers in the financial services sector can leverage the cloud to store and safeguard financial communications vital for regulatory compliance.”

NTR is the industry’s only ‘all-in-one’ compliance-focused trade conversation recording platform used by most of the world’s leading banks and investment firms for recording and retaining trade conversation from turrets, desk phones, mobile phones, and Unified Communications platforms, including Microsoft Skype for Business and Cisco® Jabber®. NTR works in tandem with NICE COMPASS, the company's unique compliance assurance solution that features automation tools, monitoring dashboards and reports to help financial institutions ensure enterprise-wide compliance with MiFID II and other regulations.

IBM Cloud Object Storage enables firms to scale large unstructured data volumes across on-premises systems as well as public and private clouds quickly and easily, dramatically increasing IT system flexibility and security. At its heart is IBM’s innovative SecureSlice, which combines encryption and erasure coding for greater security and information dispersal which enhances data availability. The platform’s policy enabled lockable WORM vaults enable audio recordings and associated data to be stored in an immutable fashion, ensuring it can’t be modified or deleted for prescribed time periods, an essential feature for highly regulated industries. IBM’s Cloud Object Storage can be deployed as an on-premise solution (private cloud), off-premise solution (public cloud), or hybrid solution.

David Wohlford, Product Marketing Manager for IBM Cloud Object Storage, said, “We are excited about the combined solution with IBM Cloud Object Storage and NICE NTR. We have been working with NICE to ensure our products are supported to help meet customers’ business and regulatory requirements. IBM Cloud Object Storage's policy based lockable data capabilities and scalable architecture fits nicely with the strength of the NICE NTR solution. Our mutual benefits are one reason we already have a successful implementation at a large financial services account.”

NICE is the world’s leading financial compliance solution provider, serving more than 90 percent of the largest investment banks globally. NICE’s compliance solutions assist customers in the capture of trade conversations and trades, analyzing them for potential risk, and correlating trade conversations with trades for trade reconstruction. The company's compliance solutions make automated and intelligent holistic trade compliance programs possible and enable FSOs to comply with regulatory requirements, including MiFID II, MAR, FX Code of Conduct, Dodd-Frank and future directives.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.